SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

For the month of April 2004

Commission File Number 000-17434

DRAXIS HEALTH INC.
(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor Mississauga, Ontario L4V 1P1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

	By:	/s/ Alida Gualtieri
Alida Gualtieri General Counsel & Secretary

Dated April 22, 2004

Exhibit Index

Exhibit	Description

99.1	Press release of Draxis Health Inc. dated April 22, 2004, announcing the closing of a C$20 million financing.